EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and an estimate of the interest within rental expense. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,					Three months ended
	2011	2010	2009	2008	2007	March 31, 2012
	(Dollars in thousands)
EARNINGS:
Income before income taxes	351,963	291,529	294,657	22,527	229,418	85,880
Less capitalized interest	—	—	—	—	—	—
Less equity earnings	(16,887)	(19,464)	(35,064)	(41,092)	(5,106)	(1,800)
Add distributed income of equity investees	9,605	26,853	24,219	31,500	13,668	17,000
Add fixed charges	33,181	34,845	42,137	41,879	21,067	8,129

Total earnings	377,862	333,763	325,949	54,814	259,047	109,209

FIXED CHARGES:
Interest expense, net of capitalized amounts	11,030	16,686	21,383	21,109	7,269	2,112
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense	22,151	18,159	20,754	20,770	13,798	6,017

Total fixed charges	33,181	34,845	42,137	41,879	21,067	8,129

RATIO OF EARNINGS TO FIXED CHARGES	11.39	9.58	7.74	1.31	12.30	13.44